Exhibit 99.1

NEWS RELEASE

Trading Symbol:	TSX: SVM
NYSE: SVM

SILVERCORP REPORTS FINANCIAL AND OPERATING
 RESULTS FOR THE SECOND QUARTER OF FISCAL YEAR 2014

VANCOUVER, British Columbia – November 14, 2013 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) (TSX: SVM) (NYSE: SVM) reported its financial and operating results for the second quarter ended September 30, 2013 (“Q2 Fiscal 2014”).

SECOND QUARTER HIGHLIGHTS

  Silver production of 1.0 million ounces and gold production of 3,012 ounces;

  Lead production of 9.5 million pounds and zinc production of 2.2 million pounds;

  Sales of $28.5 million;

  Gross margin of 48%;

  Cash flow from operations of $5.6 million, or $0.03 per share;

  Adjusted net loss of $0.4 million, or $0.00 per share;

  Cash cost per ounce of silver, net of by-product credits, of $0.49; and

  Quarterly dividend payment of $4.1 million, or CAD$0.025 per share.

FINANCIALS

In Q2 Fiscal 2014, net loss attributable to equity holders of the Company was $43.2 million or $0.25 per share. Net loss included impairment charges of $42.8 million, net of tax, attributable to the equity holders of the Company, which reduced the carrying value of the BYP mine, as well as the XBG and Silvertip projects, both of which are being sold. Adjusted net loss1 for Q2 Fiscal 2014 was $0.4 million, or $0.00 per share. For the three months ended September 30, 2012 (“Q2 Fiscal 2013”), net income was $9.5 million, or $0.06 per share. There were no adjusting items to net income in the prior year quarter.

In Q2 Fiscal 2014, the Company realized sales of $28.5 million, a decrease of 37% from $45.2 million in Q2 Fiscal 2013. The Company’s financial results were mainly impacted by the following: (i) lower metal production as silver, lead and zinc production decreased 21%, 32%, and 38% respectively, compared to Q2 Fiscal 2013; (ii) a significantly lower net realized silver price of $16.33 per ounce in this quarter, down $6.82 per ounce or 29% from $23.15 per ounce in Q2 Fiscal 2013; and (iii) lower base metal prices; net realized lead and zinc prices were 4% and 3% lower in this quarter as compared to the prior year quarter.

[1] Adjusted net income or loss excludes non-recurring or unusual non-operational items, such as impairment of the Company’s mineral properties, and acts as a supplemental financial measure that provides a more complete assessment of the Company’s operations for the period.

Cost of sales in Q2 Fiscal 2014 was $14.8 million compared to $16.8 million in Q2 Fiscal 2013 and included cash costs of $10.7 million compared to $13.7 million in Q2 Fiscal 2013. The decrease of cost of sales was due to the reduction in ore production in this quarter.

The gross profit margin in Q2 Fiscal 2014 was 48%, compared to 63% in Q2 Fiscal 2013.

Cash flow from operations in Q2 Fiscal 2014 was $5.6 million or $0.03 per share, compared to $23.9 million, or $0.14 per share, in Q2 Fiscal 2013.

For the six months ended September 30, 2013, net loss was $38.6 million or $0.23 per share with adjusted net income1 of $4.2 million or $0.02 per share, compared to net income of $15.6 million or $0.09 per share, in the same prior year period. During the same comparative period, sales were $68.3 million compared to $89.8 million, cost of sales was $37.3 million compared to $35.8 million, which resulted in a gross profit margin of 45% compared to 60%. Cash flow from operations was $23.3 million compared to $43.2 million in the same comparative periods.

OPERATIONS

In Q2 Fiscal 2014, on a consolidated basis, the Company produced 1.0 million ounces of silver, 3,012 ounces of gold, 9.5 million pounds of lead, and 2.2 million pounds of zinc, compared to 1.3 million ounces of silver, 2,481 ounces of gold, 13.9 million pounds of lead, and 3.5 million pounds of zinc, respectively, in Q2 Fiscal 2013.

For the six months ended September 30, 2013, the Company produced 2.4 million ounces of silver, 6,789 ounces of gold, 23.0 million pounds of lead, and 5.9 million pounds of zinc, compared to 2.5 million ounces of silver, 5,134 ounces of gold, 27.6 million pounds of lead and 6.5 million pounds of zinc, in the same prior year period.

1.	Ying Mining District, Henan Province, China

In Q2 Fiscal 2014, the Ying Mining District mined 153,102 tonnes of ore, producing 1.0 million ounces of silver, 873 ounces of gold, 9.5 million pounds of lead, and 2.2 million pounds of zinc, compared to 205,811 tonnes of ore in Q2 Fiscal 2013, producing 1.3 million ounces of silver, 1,238 ounces of gold, 13.4 million pounds of lead, and 3.4 million pounds of zinc, respectively.

During the quarter, the Company reviewed its operations to identify potential cost saving measures to better adapt to the declining price environment. One of the review's key findings is that dilutive practices of mining contractors for ore production at Ying Mining District have contributed to recent head grade declines. As explained in the Company’s press release of September 12, 2013, the Company has taken remedial action by modifying the method of calculating the actual amount of ore mined by contractors (the “New Method”).

The decrease of mine production was due to the shortage of miners as the transition to the New Method resulted in some miners leaving the mine sites and one contractor being dismissed. The Company will replace the dismissed contractor with the Company’s own miners in late November, which will gradually improve production levels while maintaining enhanced control over dilution. The Company expects ore production will gradually return to prior levels during the next two quarters.

In Q2 Fiscal 2014, head grades at the Ying Mining District were 217 grams per tonne (“g/t”) for silver, 2.9% for lead, and 1.0% for zinc, compared to 224 g/t for silver, 3.4% for lead, and 1.2% for zinc, respectively, in Q2 Fiscal 2013. After implementing the New Method in August, the Company has noted a gradual improvement in head grades. For the quarter, silver, lead and zinc head grades improved 9%, 7%, and 25%, respectively, compared to the first quarter of fiscal year 2014.

In Q2 Fiscal 2014, total and cash mining costs per tonne were $56.08 and $45.22 compared to $62.56 and $53.27 in Q2 Fiscal 2013, respectively. The decrease in unit cash mining cost was mainly due to the reduction of ore produced by re-suing method and the reduced payment to contractors for waste rock dilution in this quarter.

For the six months ended September 30, 2013, the Ying Mining District mined 386,359 tonnes of ore, producing 2.4 million ounces of silver, 2,155 ounces of gold, 22.6 million pounds of lead, and 5.1 million pounds of zinc, compared to 386,829 tonnes of ore producing 2.5 million ounces of silver, 2,067 ounces of gold, 27.1 million pounds of lead, and 6.4 million pounds of zinc in the same prior year period, respectively. During the same comparative period, head grades were 207 g/t for silver, 2.8% for lead, and 0.9% for zinc, compared to 226 g/t for silver, 3.5% for lead and 1.2% for zinc, respectively.

In Q2 Fiscal 2014, total ore milled was 157,293 tonnes, a decrease of 23% compared to 203,170 tonnes in Q2 Fiscal 2013. Cash milling costs per tonne were $14.89 compared to $12.12 in Q2 Fiscal 2013. The increase in unit cost is mainly due to the reduced tonnage milled. For the six months ended September 30, 2013, total ore milled was 393,466 tonnes compared to 389,625 tonnes in the same prior year period. During the same time period, cash milling costs per tonne were $13.21 compared to $13.10.

In Q2 Fiscal 2014, the consolidated total production cost and cash cost per ounce of silver, net of by-product credits, were $3.41 and $0.49 compared to $1.05 and negative $0.74, respectively, in Q2 Fiscal 2013. For the six months ended September 30, 2013, the consolidated total production cost and cash cost per ounce of silver, net of by-product credits, were $4.51 and $2.06 compared to $1.75 and negative $0.31, respectively, in the same prior year period.

The overall increase in cash cost per ounce of silver, net of by-product credits, is mainly due to decreases in by-product credits. Compared to the six months ended September 30, 2012, lead and zinc production in the current fiscal year decreased 17% and 20%, respectively along with decreases in realized selling price for lead and zinc of 6% and 3%, respectively.

The consolidated operational results for the past five quarters at the Ying Mining District are summarized in the table below:

Quarterly opertional results - Ying Mining District
	Q2 2014	Q1 2014	Q4 2013	Q3 2013	Q2 2013
	30-Sep-13	30-Jun-13	31-Mar-13	31-Dec-12	30-Sep-12
Ore Mined (tonne)
Direct Smelting Ore (tonne)	503	963	1,309	2,334	2,442
Stockpiled Ore (tonne)	152,599	232,294	152,014	234,360	203,369
	153,102	233,257	153,323	236,694	205,811
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	503	963	1,309	2,334	2,442
Ore Milled (tonne)	156,790	235,210	156,836	224,430	200,728
	157,293	236,173	158,145	226,764	203,170
Metal Sales
Silver (in thousands of ounces)	1,021	1,364	933	1,508	1,277
Gold (in thousands of ounces)	0.9	1.3	0.8	1.3	1.3
Lead (in thousands of pounds)	9,519	13,063	9,462	15,642	13,403
Zinc (in thousands of pounds)	2,199	2,926	1,554	3,231	3,412
Head Grade of Run of Mine Ore
Silver (gram/tonne)	217	200	205	222	224
Lead (%)	2.9	2.7	2.9	3.2	3.4
Zinc (%)	1.0	0.8	0.7	1.0	1.2
Recovery Rate of Run of Mine Ore
Silver (%)	92.7	92.3	93.5	93.3	92.7
Lead (%)	94.8	94.6	94.5	95.1	94.3
Zinc (%)	68.5	68.4	60.3	70.4	69.6
Cash Mining Cost ($ per tonne)	45.22	54.95	61.67	54.92	53.27
Total Mining Costs($ per tonne)	56.08	65.09	72.56	64.47	62.56
Cash Milling Cost ($ per tonne)	14.89	12.06	16.05	12.61	12.12
Total Milling Cost ($ per tonne)	17.29	13.62	18.61	14.20	13.84
Cash Cost per Ounce of Silver ($)	0.49	3.23	3.65	(0.17)	(0.74)
Total Production Cost per Ounce of Silver ($)	3.41	5.33	5.82	1.52	1.05

2.	BYP Mine, Hunan Province, China

In Q2 Fiscal 2014, the BYP mine processed 20,073 tonnes of ore compared to 18,564 tonnes in Q2 Fiscal 2013. During the same comparative periods, the Company sold 2,140 ounces of gold at a cash cost per ounce of gold of $486 compared to 1,213 ounces of gold at a cash cost per ounce of gold of $361, respectively. Gold head grade for Q2 Fiscal 2014 was 2.8 g/t compared to 3.3 g/t in Q2 Fiscal 2013. In Q2 Fiscal 2014, total and cash mining costs per tonne were $60.72 and $28.21 compared to $61.24 and $25.71 in Q2 Fiscal 2013, respectively.

DEVELOPMENT AND EXPLORATION

1.	Ying Mining District, Henan Province, China

As at the end of Q2 Fiscal 2014, the Company completed approximately 2,400 metres (“m”) of the development work for the 4,800m access ramp at the LM Mine West.

During the quarter, the Company also completed approximately 17,500m of horizontal tunnels, raises and declines. In addition, construction for 20,000 square metres of surface facilities, consisting of offices and dormitories within the Ying Mining District, continued.

In Q2 Fiscal 2014, exploration and development expenditures for the Ying Mining District were $8.5 million compared to $9.4 million in Q2 Fiscal 2013. For the six months ended September 30, 2013, exploration and development expenditures for the Ying Mining District were $18.2 million compared to $19.0 million in the same prior year period.

2.	GC Project, Guangdong Province, China

The Company has substantially completed the construction of the GC mine and it continues to progress the preparations for safety and environmental regulatory inspections, prior to commercial production.

The majority of the required surface environmental protection facilities together with water and soil conservation engineering work is complete and has undergone test operations. The key component required for passing the safety inspection, in accordance to safety requirements in the Mine Design, is to complete a water sump and pumping station at the -50m elevation. During the quarter, the underground development work for the water sump and pumping station was completed. The finishing of the concrete rooms for the pumping station and underground main power station is ongoing. Once it is complete, the pumps and pipes will be installed prior to the end of December 2013. Subsequently, it is expected to take three to six months for the appropriate regulators to complete the inspection and issue the Safety Production Permit.

In the meantime, the Company has received a temporary safety production permit which allows for trial mining. The proposed mining method for the major production ore body, V2, has been changed from shrinkage stoping to the more efficient and lower cost longhole stoping method. The longhole stoping method requires additional development work to be completed, including raises and sublevels, before significant mining can commence.

During Q2 Fiscal 2014, approximately 3,900m of tunnels, including 1,200m of development tunnels, 1,900m of exploration tunnels and 800m of mining preparation tunnels, were completed. The main access ramp totalling 2,210m in length was previously completed and has accessed the V2 vein at the +40m, +20m, and 0m elevations. The exploration ramp is completed to a length of 1,800m, representing 39% of the total designed length of 4,600m. To date, the exploration ramp has accessed the V9, V9-1, V9W-1, and V9W-2 veins at the 100m, 50m, 0m and -50 m elevations through cross-cuts and has developed transportation drifts and mining preparation drifts. Once the exploration ramp is completed, access to all known veins within a horizontal distance of 250m is possible. The exploration ramp also connects to the main ramp at the 100m and 0m elevations, and the main shaft at the +100m, +50m, 0m and -50m elevations to provide ventilation and a safety exit.

In Q2 Fiscal 2014, the Company continued to use development tunneling ore to test mill equipment to fine tune the mill circuit to achieve the desired metallurgical recovery rates for silver, lead, zinc, tin, and sulphur in concentrates. The testing process has identified numerous improvement areas in the mill circuit. While the floatation test recovery results are approaching the designed levels for silver, lead, zinc, and pyrite, the gravity recovery results for tin has not yet reached designed levels. Therefore, work on improving the gravity circuit through further testing will continue over the next several months. The tailing dewatering facility for dry stacking has also been improved with modifications to equipment in order to achieve desired results.

In Q2 Fiscal 2014, $3.1 million (Q2 Fiscal 2013 - $3.1 million) of exploration and development expenditures were incurred at the GC mine. For the six months ended September 30, 2013, $9.3 million (six months ended September 30, 2012 - $6.2 million) of exploration and development expenditures were incurred at the GC mine.

3.	BYP Mine, Hunan Province, China

In Q2 Fiscal 2014, the Company completed the installation of shaft equipment for the newly completed 265m shaft. The construction of the head frame has commenced in this quarter. Once completed, this shaft will facilitate mining of the #3 gold mineralization body and the #5 zinc and lead ore body. In addition, the construction of a 1,500 t/d tailings-backfill facility has been completed and has been used in trial runs.

In Q2 Fiscal 2014, exploration and development expenditures at the BYP mine were $0.4 million compared to $1.3 million in Q2 Fiscal 2013. For the six months ended September 30, 2013, exploration and development expenditures at the BYP mine were $2.0 million compared to $2.6 million in the same prior year period.

4.	X Mines, Henan Province, China

The X Mines consist of two mining projects: the XBG project and XHP project.

During the six months ended September 30, 2013, the Company entered into a share transfer agreement with an arm’s length private Chinese company. Pursuant to the agreement, the Company’s subsidiary, Henan Found Mining Co. Ltd., will sell its 90% equity interest in Zhongxing Mining Co. Ltd. (XBG project) for $12.4 million (RMB 76 million). As of the date of this news release, the Company received payment of $8.2 million (RMB 50 million) for the sale. The transaction is expected to be completed within 12 months.

Since the end of the prior quarter, the Company has also suspended activities at the XHP project as part of its cost saving measures.

5.	Silvertip Project, British Columbia, Canada

During the six months ended September 30, 2013, the Company entered into a purchase agreement with an arm’s length private Canadian company. Pursuant to the purchase agreement, the Company’s subsidiary, 0875786 B.C. Ltd. will sell its 100% ownership of the Silvertip property and its related assets for $15.1 million (CAD $15.5 million) and a 2.5% NSR. The transaction has been completed on November 13, 2013.

Myles Gao, P.Geo., President & CEO, is the Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this News Release.

This earnings release should be read in conjunction with the Company's Management Discussion & Analysis, Financial Statements and Notes to Financial Statements for the corresponding period, which have been posted on SEDAR at www.sedar.com and are also available on the Company's website at www.silvercorp.ca. All figures are in United States dollars unless otherwise stated.

About Silvercorp

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China which has paid a cash dividend since 2007. The Company is currently developing the GC project in southern China which it expects will become its next operating mine. The Company’s vision is to deliver shareholder value by focusing on the acquisition of under developed projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorp.ca.

For further information

Silvercorp Metals Inc.
Investor Relations
Phone: (604) 669-9397
Toll Free: 1 (888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; First Nations title claims and rights; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2013 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

SILVERCORP METALS INC.
Condensed Consolidated Interim Balance Sheets
(Unaudited) (Expressed in thousands of U.S. dollars)

	September 30, 2013	March 31, 2013
ASSETS
Current Assets
Cash and cash equivalents	$76,075	$72,283
Short-term investments	22,962	45,623
Trade and other receivables	1,494	1,442
Inventories	5,222	7,522
Due from related parties	24	123
Prepaids and deposits	7,063	5,118
Assets held for sale	32,290	-
	145,130	132,111

Non-current Assets
Long-term prepaids and deposits	1,559	1,877
Investment in an associate	6,288	6,523
Other investments	12,362	15,516
Plant and equipment	106,883	103,517
Mineral rights and properties	254,529	316,678
TOTAL ASSETS	$526,751	$576,222

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$34,672	$29,285
Deposits received	15,652	11,497
Dividends payable	4,152	4,204
Income tax payable	2,651	1,349
Due to related parties	-	1,207
Liabilities held for sale	3,021	-
	60,148	47,542

Non-current Liabilities
Deferred income tax liabilities	13,950	24,603
Environmental rehabilitation	6,002	5,974
Total Liabilities	80,100	78,119

Equity
Share capital	233,217	233,082
Share option reserve	9,584	8,314
Reserves	24,717	24,717
Accumulated other comprehensive loss	(264)	(1,495)
Retained earnings	108,853	155,817
Total equity attributable to the equity holders of the Company	376,107	420,435

Non-controlling interests	70,544	77,668
Total Equity	446,651	498,103

TOTAL LIABILITIES AND EQUITY	$526,751	$576,222

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Income
(Unaudited) (Expressed in thousands of U.S. dollars, except for per share figures)

	Three Months Ended September 30,		Six Months Ended September 30,
	2013	2012	2013	2012

Sales	$28,460	$45,209	$68,295	$89,758
Cost of sales	14,823	16,794	37,305	35,788
Gross profit	13,637	28,415	30,990	53,970

General and administrative	7,054	6,191	14,555	13,037
General exploration and property investigation	764	887	1,812	1,853
Other taxes	572	842	1,167	1,648
Foreign exchange loss (gain)	798	1,142	(1,083)	365
Loss on disposal of plant and equipment	95	5	123	25
Share of loss in associate	139	182	153	189
Impairment of mineral rights and properties	66,573	-	66,573	-
(Gain) loss on investments	(31)	(693)	543	593
Other income	(41)	(93)	(156)	(168)
(Loss) income from operations	(62,286)	19,952	(52,697)	36,428

Finance income	978	851	1,906	1,842
Finance costs	(33)	(23)	(66)	(45)
(Loss) income before income taxes	(61,341)	20,780	(50,857)	38,225

Income tax (recovery) expense	(8,034)	7,277	(4,034)	15,204
Net (loss) income	$(53,307)	$13,503	$(46,823)	$23,021

Attributable to:
Equity holders of the Company	$(43,201)	$9,500	$(38,639)	$15,614
Non-controlling interests	(10,106)	4,003	(8,184)	7,407
	$(53,307)	$13,503	$(46,823)	$23,021

(Loss) earnings per share attributable to the equity holders of the Company
Basic (loss) earnings per share	$(0.25)	$0.06	$(0.23)	$0.09
Diluted (loss) earnings per share	$(0.25)	$0.06	$(0.23)	$0.09
Weighted Average Number of Shares Outstanding - Basic	170,781,384	170,719,933	170,781,222	170,706,702
Weighted Average Number of Shares Outstanding - Diluted	170,781,384	171,062,715	170,781,222	171,072,838

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Cash Flow
(Unaudited) (Expressed in thousands of U.S. dollars)

	Three Months Ended September 30,		Six Months Ended September 30,
	2013	2012	2013	2012
Cash provided by
Operating activities
Net income	$(53,307)	$13,503	$(46,823)	$23,021
Add (deduct) items not affecting cash:
Unwinding of discount of environmental rehabilitation	33	23	66	45
Depreciation, amortization and depletion	4,550	3,114	8,482	7,190
Share of loss in associate	139	182	153	189
Impairment of mineral rights and properties	66,573	-	66,573	-
Write down of inventories	-	348	-	348
Income tax (recovery) expense	(8,034)	7,277	(4,034)	15,204
(Gain) loss on investments	(31)	(693)	543	593
Loss on disposal of plant and equipment	95	5	123	25
Share-based compensation	602	872	1,317	1,608
Income tax paid	(1)	(5,860)	(3,350)	(14,375)
Changes in non-cash operating working capital	(4,989)	5,146	205	9,321
Net cash provided by operating activities	5,630	23,917	23,255	43,169

Investing activities
Mineral rights and properties
Capital expenditures	(12,962)	(14,097)	(26,605)	(26,413)
Plant and equipment
Additions	(5,874)	(7,957)	(11,427)	(17,585)
Other investments
Acquisition	-	(80)	-	(595)
Net (purchases) redemptions of short-term investments	(2,354)	12,457	22,637	(2,355)
Deposit received for sale of subsidiaries	3,256	-	4,886	-
Net cash used in investing activities	(17,934)	(9,677)	(10,509)	(46,948)

Financing activities
Related parties
Payments made	(66)	(72)	(1,476)	(349)
Repayments received	99	325	369	659
Non-controlling interests
Distribution	-	(7,388)	-	(7,388)
Cash dividends distributed	(4,130)	(4,220)	(8,290)	(8,525)
Proceeds from issuance of common shares	88	19	88	113
Net cash used in financing activities	(4,009)	(11,336)	(9,309)	(15,490)
Effect of exchange rate changes on cash and cash equivalents	759	2,775	359	(1,357)
Increase (decrease) in cash and cash equivalents	(15,554)	5,679	3,796	(20,626)
Cash and cash equivalents, beginning of the period	91,633	83,655	72,283	109,960
Cash and cash equivalents included in assets held for sale	(4)	-	(4)	-
Cash and cash equivalents, end of the period	$76,075	$89,334	$76,075	$89,334

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

	Three months ended September 30, 2013
	Ying Mining
	District[1]	BYP	Total
Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	503	-	503
Stockpiled Ore (tonne)	152,599	17,654	170,253
	153,102	17,654	170,756
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	503	-	503
Ore Milled (tonne)	156,790	20,073	176,863
	157,293	20,073	177,366
Mining cost per tonne of ore mined ($)	56.08	60.72	56.56
Cash mining cost per tonne of ore mined ($)	45.22	28.21	43.46
Non cash mining cost per tonne of ore mined ($)	10.86	32.51	13.10

Unit shipping costs($)	5.12	-	4.59

Milling cost per tonne of ore milled ($)	17.29	17.25	17.28
Cash milling cost per tonne of ore milled ($)	14.89	15.75	14.98
Non cash milling cost per tonne of ore milled ($)	2.40	1.50	2.30

Average Production Cost
Silver ($ per ounce)	8.11	-	8.50
Gold ($ per ounce)	465	853	535
Lead ($ per pound)	0.38	-	0.40
Zinc ($ per pound)	0.30	-	0.32

Total production cost per ounce of Silver ($)	3.41		3.41
Total cash cost per ounce of Silver ($)	0.49		0.49
Total production cost per ounce of Gold ($)		853	853
Total cash cost per ounce of Gold ($)		486	486

Total Recovery of the Run of Mine Ore
Silver (%)	92.7		92.7
Gold (%)		93.0	93.0
Lead (%)	94.8		94.8
Zinc (%)	68.5		68.5

Head Grades of Run of Mine Ore
Silver (gram/tonne)	217		217
Gold (gram/tonne)		2.8	2.8
Lead (%)	2.9		2.9
Zinc (%)	1.0		1.0

Sales Data
Metal Sales
Silver (in thousands of ounces)	1,021	-	1,021
Gold (in thousands of ounces)	0.9	2.1	3.0
Lead (in thousands of pounds)	9,519	-	9,519
Zinc (in thousands of pounds)	2,199	-	2,199

Metal Sales
Silver (in thousands of $)	16,669	-	16,669
Gold (in thousands of $)	818	2,277	3,095
Lead (in thousands of $)	7,349	-	7,349
Zinc (in thousands of $)	1,347	-	1,347
	26,183	2,277	28,460
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	16.33	-	16.33
Gold ($ per ounce)	937	1,064	1,027
Lead ($ per pound)	0.77	-	0.77
Zinc ($ per pound)	0.61	-	0.61

[1] Ying Mining District includes mines: SGX, TLP, HPG&LM.

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

	Three months ended September 30, 2012
	Ying Mining
	District[1]	X Mines[2]		BYP	Total
Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	2,442	-		-	2,442
Stockpiled Ore (tonne)	203,369	7,995	*	26,641	238,005
	205,811	7,995		26,641	240,447
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	2,442	-		-	2,442
Ore Milled (tonne)	200,728	27,473	*	18,564	246,765
	203,170	27,473		18,564	249,207
Mining cost per tonne of ore mined ($)	62.56	-		61.24	62.41
Cash mining cost per tonne of ore mined ($)	53.27	-		25.71	50.11
Non cash mining cost per tonne of ore mined ($)	9.29	-		35.54	12.30

Unit shipping costs($)	3.73	-		-	3.30

Milling cost per tonne of ore milled ($)	13.84	-		17.03	14.11
Cash milling cost per tonne of ore milled ($)	12.12	-		15.50	12.40
Non cash milling cost per tonne of ore milled ($)	1.72	-		1.53	1.70

Average Production Cost
Silver ($ per ounce)	8.21	-		-	8.60
Gold ($ per ounce)	366	-		1,056	418
Lead ($ per pound)	0.28	-		-	0.28
Zinc ($ per pound)	0.22	-		-	0.22

Total production cost per ounce of Silver ($)	1.05	-			1.05
Total cash cost per ounce of Silver ($)	(0.74)	-			(0.74)
Total production cost per ounce of Gold ($)				1,056	1,056
Total cash cost per ounce of Gold ($)				361	361

Total Recovery of the Run of Mine Ore
Silver (%)	92.7	-			92.7
Gold (%)				94.1	94.1
Lead (%)	94.3	-			94.3
Zinc ( %)	69.6	-		-	69.6

Head Grades of Run of Mine Ore
Silver (gram/tonne)	224	-			224
Gold (gram/tonne)				3.3	3.3
Lead (%)	3.4	-			3.4
Zinc (%)	1.2	-		-	1.2

Sales Data
Metal Sales
Silver (in thousands of ounces)	1,277	9	*	-	1,286
Gold (in thousands of ounces)	1.3	-	*	1.2	2.5
Lead (in thousands of pounds)	13,403	494	*	-	13,897
Zinc (in thousands of pounds)	3,412	111	*	-	3,523

Metal Sales
Silver (in thousands of $)	29,561	-		-	29,561
Gold (in thousands of $)	1,275	-		1,480	2,755
Lead (in thousands of $)	10,749	-		-	10,749
Zinc (in thousands of $)	2,144	-		-	2,144
	43,729	-		1,480	45,209
Average Selling Price,Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	23.15	-		-	23.15
Gold ($ per ounce)	1,030	-		1,220	1,111
Lead ($ per pound)	0.80	-		-	0.80
Zinc ($ per pound)	0.63	-		-	0.63

[1] Ying Mining District includes mines: SGX, TLP, HPG&LM.
2 X Mines includes the XBG project and XHP project.
* Represents development tunnelling ore at the X mines.

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

	Six months ended September 30, 2013
	Ying Mining
	District[1]	X Mines[2]		BYP	Total
Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	1,466	-		-	1,466
Stockpiled Ore (tonne)	384,893	-		46,729	431,622
	386,359	-		46,729	433,088
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	1,466	-		-	1,466
Ore Milled (tonne)	392,000	6,929	*	50,048	448,977
	393,466	6,929		50,048	450,443
Mining cost per tonne of ore mined ($)	61.62	-		54.86	60.89
Cash mining cost per tonne of ore mined ($)	51.18	-		23.78	48.23
Non cash mining cost per tonne of ore mined ($)	10.44	-		31.08	12.67

Unit shipping costs($)	4.44	-		-	3.96

Milling cost per tonne of ore milled ($)	15.11	-		15.36	15.14
Cash milling cost per tonne of ore milled ($)	13.21	-		14.16	13.31
Non cash milling cost per tonne of ore milled ($)	1.90	-		1.20	1.82

Average Production Cost
Silver ($ per ounce)	8.97	-		-	9.33
Gold ($ per ounce)	512	-		891	580
Lead ($ per pound)	0.40	-		-	0.42
Zinc ($ per pound)	0.32	-		0.44	0.33

Total production cost per ounce of Silver ($)	4.51	-			4.51
Total cash cost per ounce of Silver ($)	2.06	-			2.06
Total production cost per ounce of Gold ($)				884	884
Total cash cost per ounce of Gold ($)				466	466

Total Recovery of the Run of Mine Ore
Silver (%)	92.5	-			92.5
Gold (%)				92.6	92.6
Lead (%)	94.7	-			94.7
Zinc (%)	68.4	-			68.4

Head Grades of Run of Mine Ore
Silver (gram/tonne)	207	-			207
Gold (gram/tonne)				2.9	2.9
Lead (%)	2.8	-			2.8
Zinc (%)	0.9	-			0.9

Sales Data
Metal Sales
Silver (in thousands of ounces)	2,385	10	*	-	2,395
Gold (in thousands of ounces)	2.2	0.2	*	4.5	6.9
Lead (in thousands of pounds)	22,582	405	*	-	22,987
Zinc (in thousands of pounds)	5,125	484	*	282	5,891

Metal Sales
Silver (in thousands of $)	40,760	-		-	40,760
Gold (in thousands of $)	2,101	-		4,946	7,047
Lead (in thousands of $)	17,182	-		-	17,182
Zinc (in thousands of $)	3,153	-		153	3,306
	63,196	-		5,099	68,295
Average Selling Price,Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	17.09	-		-	17.09
Gold ($ per ounce)	975	-		1,105	1,063
Lead ($ per pound)	0.76	-		-	0.76
Zinc ($ per pound)	0.62	-		0.54	0.61

[1] Ying Mining District includes mines: SGX, TLP, HPG&LM.
2 X Mines includes the XBG project and XHP project.
* Represents development tunnelling ore at the X mines.

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

	Six months ended September 30, 2012
	Ying Mining
	District[1]	X Mines[2]		BYP	Total
Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	4,693	-		-	4,693
Stockpiled Ore (tonne)	382,136	10,377	*	54,201	446,714
	386,829	10,377		54,201	451,407
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	4,693	-		-	4,693
Ore Milled (tonne)	384,932	31,084	*	45,163	461,179
	389,625	31,084		45,163	465,872
Mining cost per tonne of ore mined ($)	65.58	-		54.38	64.20
Cash mining cost per tonne of ore mined ($)	54.30	-		23.30	50.49
Non cash mining cost per tonne of ore mined ($)	11.28	-		31.08	13.71

Unit shipping costs($)	3.79	-		-	3.32

Milling cost per tonne of ore milled ($)	14.90	-		15.61	14.97
Cash milling cost per tonne of ore milled ($)	13.10	-		14.36	13.23
Non cash milling cost per tonne of ore milled ($)	1.79	-		1.25	1.74

Average Production Cost
Silver ($ per ounce)	8.77	-		-	9.20
Gold ($ per ounce)	434	-		1,050	486
Lead ($ per pound)	0.31	-		-	0.31
Zinc ($ per pound)	0.24	-		-	0.24

Total production cost per ounce of Silver ($)	1.75	-			1.75
Total cash cost per ounce of Silver ($)	(0.31)	-			(0.31)
Total production cost per ounce of Gold ($)				1,050	1,050
Total cash cost per ounce of Gold ($)				488	488

Total Recovery of the Run of Mine Ore
Silver (%)	92.2	-			92.2
Gold (%)	-	-		91.7	91.7
Lead (%)	94.1	-			94.1
Zinc ( %)	66.5	-		-	66.5

Head Grades of Run of Mine Ore
Silver (gram/tonne)	226	-			226
Gold (gram/tonne)	-	-		2.8	2.8
Lead (%)	3.5	-			3.5
Zinc (%)	1.2	-		-	1.2

Sales Data
Metal Sales
Silver (in thousands of ounces)	2,500	10	*	-	2,510
Gold (in thousands of ounces)	2.1	0.1	*	2.9	5.1
Lead (in thousands of pounds)	27,116	525	*	-	27,641
Zinc (in thousands of pounds)	6,386	111	*	-	6,497

Metal Sales
Silver (in thousands of $)	57,690	-		-	57,690
Gold (in thousands of $)	2,362	-		3,732	6,094
Lead (in thousands of $)	21,932	-		-	21,932
Zinc (in thousands of $)	4,042	-		-	4,042
	86,026	-		3,732	89,758
Average Selling Price,Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	23.07	-		-	23.07
Gold ($ per ounce)	1,142	-		1,271	1,187
Lead ($ per pound)	0.81	-		-	0.81
Zinc ($ per pound)	0.63	-		-	0.63

[1] Ying Mining District includes mines: SGX, TLP, HPG&LM.
2 X Mines includes the XBG project and XHP project.
* Represents development tunnelling ore at the X mines.